Exhibit 99.1

Grant▴Park
FUTURES FUND

GRANT PARK WEEKLY PERFORMANCE STATISTICS * 12/23/05		
	Weekly ROR	**MTD ROR**	**YTD ROR**
Class A Units	1.20%	-0.67%	-2.76%
Class B Units	1.19%	-0.72%	-3.64%

* Subject to independent verification

WEEKLY COMMENTARY FOR THE WEEK ENDED DECEMBER 23, 2005

During a relatively quiet pre-holiday week, the Grant Park Futures Fund posted small gains. The majority of profits were the result of long positions in the stock index sector. Positions in the energy sector sustained losses.

The Tokyo Nikkei rallied more than 5% for the week, resulting in gains for long positions in the index. Heavy buying of Japanese real estate stocks helped to push the index above 16,000 for the first time since October 2000. Shares in Japanese exporters were also higher as analysts suggested that a rally in the U.S. dollar during the week would boost the value of dollar-denominated sales. Gains also came from long positions in the German DAX, Hong Kong Hang Seng and London FTSE-100.

Long positions in the natural gas market led to losses in the energy sector. The January 2006 natural gas contracts fell $1.35 (nearly 10%) to settle the week at $12.283 per British thermal unit. Commentators said that higher temperatures across U.S. user regions (and forecasts for milder weather ahead) caused investors to liquidate long positions, driving prices down.

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY



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